EXHIBIT (d)(7)

NEWS RELEASE

Nabors Successfully Completes Tender Offer For
Superior Well Services Shares
Hamilton, Bermuda, September 9, 2010 /PRNewswire — FirstCall — Nabors Industries Ltd. (Nabors) (NYSE: NBR) today announced that stockholders of Superior Well Services, Inc. (Superior Well Services) (NASDAQ: SWSI) have tendered 28,457,901 shares of common stock, representing approximately 92.4 percent of Superior Well Services’ outstanding common stock, in Nabors’ tender offer for all such shares. The offer period for tendering such shares expired at midnight (New York City time) on September 8, 2010 and was not extended.
According to the terms of the tender offer, all shares that were validly tendered during the offer period have been accepted for payment. Nabors intends to complete the acquisition of Superior Well Services through a “short-form merger,” that is, without a vote or meeting of Superior Well Services’ remaining stockholders. In the merger, each remaining share of Superior Well Services common stock will be converted into the right to receive $22.12 per share, in cash, without interest and less any required withholding taxes, which is the same amount per share paid in the tender offer. The merger is expected to occur on or about September 10, 2010. Following the merger, Superior Well Services will become a wholly owned subsidiary of Nabors, and Superior Well Services common stock will no longer be listed on NASDAQ.
Gene Isenberg, Nabors’ Chairman and CEO, commented: “I am very pleased with the results of our tender offer for the shares of Superior Well Services. Since our original announcement regarding the merger agreement, we have received favorable feedback from numerous key customers. This has reinforced our expectation of achieving significant synergies and validates our favorable perceptions regarding the quality of Superior’s technology, operations and especially their personnel. I look forward to welcoming the experienced, capable and motivated staff of Superior to the Nabors family of companies upon completion of the transaction. The application of Nabors’ resources to this well respected franchise will be beneficial to all involved.”
The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements.
The Nabors companies own and operate approximately 550 land drilling and approximately 728 land workover and well-servicing rigs in North America. Nabors’ actively marketed offshore fleet consists of 39 platform rigs, 13 jackup units and 3 barge rigs in the United States and multiple international markets. In addition, Nabors manufactures top drives and drilling instrumentation systems and provides comprehensive oilfield hauling, engineering, civil construction, logistics and facilities maintenance, and project management services. Nabors participates in most of the significant oil and gas markets in the world.
For further information, please contact Dennis A. Smith, Director of Corporate Development for Nabors Corporate Services, Inc., at 281-775-8038. To request Investor Materials, contact our corporate headquarters in Hamilton, Bermuda at 441-292-1510 or via email at mark.andrews@nabors.com.